U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2



 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies



                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)



Date examination completed:  November 30, 1998



1.    Investment Company Act File Number                  811-6259


2.    State Identification Number:                        NE


3.    Address of principal executive office:              Stratus Fund, Inc.
                                                          200 Centre Terrace
                                                          1225 L Street
                                                          Lincoln, NE  68508


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INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of
Stratus Fund, Inc.
Lincoln, Nebraska

We have examined management's assertion, included in its representation letter dated March 19, 1999, about Stratus Fund, Inc.'s (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 1998. As discussed in that representation letter, management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1998, and with respect to agreement of security purchases and sales, for the period from July 1, 1998 through November 30, 1998:

o Confirmation of all securities held by institutions in book entry form by Fifth Third Bank;

o Reconciliation of all such securities to the books and records of the Fund and Fifth Third Bank;

o Agreement of four security purchases and six security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Stratus Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1998 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Stratus Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used for any other purpose.



DELOITTE & TOUCHE LLP


March 19, 1999
Lincoln, Nebraska